EXHIBIT 12.2
VIRGINIA ELECTRIC AND POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(millions, except ratios)

	12 Months Ended	Twelve Months Ended December 31,
	3/31/2002	2001	2000	1999	1998	1997
Income before Income Taxes and Minority Interests	935.8	732.8	837.4	742.7	387.2	718.4
Fixed charges	362.3	368.1	357.2	353.5	386.1	380.1

	1,298.1	1,100.9	1,194.6	1,096.2	773.3	1,098.5

Interest capitalized	18.7	19.7	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	33.2	37.8	54.0	56.7	60.6	55.1

	51.9	57.5	54.0	56.7	60.6	55.1

Total Earnings	1,246.2	1,043.4	1,140.6	1,039.5	712.7	1,043.4

RATIO OF EARNINGS TO FIXED CHARGES & PREFERRED DIVIDENDS	3.44	2.83	3.19	2.94	1.85	2.74